UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

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Rio de Janeiro, June 21, 2022 – Petróleo Brasileiro S.A. – Petrobras, in relation to the video published in the media about the reserve for profit distribution, clarifies that the information that there is a reserve of R$ 200 billion for distribution of profits by the company is not true.

The amount of R$ 208.6 billion cited in Petrobras' Individual Financial Statements for the first quarter of 2022 (1Q22) as "Profit Reserves" includes several items, such as the Legal Reserve (R$ 25.5 billion) and the Tax Incentives Reserve (R$ 3.6 billion), used to offset tax losses or increase capital, if necessary; the Statutory Reserve (R$ 8.6 billion), used to fund research and technological development programs; and the Profit Retention Reserve (R$ 89 billion), aimed primarily at investing the investments foreseen in Petrobras' capital budget. The latter, as provided by law, can also be used to absorb losses, increase capital or distribute dividends.

Additionally, the "Profit Reserves" group includes the additional dividends proposed for the year 2021 (R$ 37.3 billion), which were approved by Petrobras' Annual Shareholders' Meeting (AGO) and paid on May 16, 2022; and the accumulated profits in the first quarter of 2022 (R$ 44.6 billion), the destination of which will be approved by Petrobras' 2023 AGO. It is important to reinforce that the Profit Reserve was constituted over the years in accordance with the Brazilian Corporate Law and the company's bylaws and does not represent an obligation for disbursement.

Petrobras emphasizes that its financial statements, filed at the CVM, are prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil by the Accounting Pronouncements Committee (CPC) that have been approved by the CVM. Additionally, these statements are subject to review by independent auditors.

The financial statements are available on the CVM website (www.cvm.gov.br) and on the company's website (www.petrobras.com.br/ri).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer